Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
July 5, 2013
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631
Attention: Pamela A. Long

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 29, 2013
File No. 001-11749
Ladies and Gentlemen:
The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated June 28, 2013, regarding the above referenced Form 10-K.
For your convenience, the Staff's comment precedes each response in this letter.
17. Supplemental Financial Information, page 126
Comment No. 1
In response to comment one in our letter dated May 9, 2013, you noted that you intend to address the errors you have identified in all of your comment letters, including your letter dated June 21, 2013, beginning with your second quarter Form 10-Q and to also provide investors with the revised disclosures and presentation for the Supplemental Financial Information in Note 17 to your fiscal year 2012 Form 10-K. Considering the significant number of errors you have identified throughout the comment process thus far and the magnitude of the errors to the condensed consolidating balance sheets and statements of cash flows, it would appear that an amendment to your fiscal year 2012 Form 10-K is warranted to restate Note 17. Therefore, please amend your Form 10-K accordingly. Further, please restate Note 17 to your first quarter of fiscal year 2013 Form 10-Q to correct the corresponding errors. We remind you that when you file your amended fiscal year 2012 Form 10-K and subsequent Form 10-Q, you should appropriately consider the following:

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If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Response to Comment No. 1

The Company will, as requested by the Staff, file amendments to its fiscal 2012 Annual Report on Form 10-K and its Report on Form 10-Q for the period ended February 28, 2013. The Company has concluded, and we respectfully advise the Staff, that its prior filings can continue to be relied upon, and thus the Company does not expect to file a Report on Form 8-K stating that its prior filings should not be relied upon. This conclusion is based in part on our consideration of the guidance in SAB Topic 1M, Materiality, and the following qualitative factors:

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The errors relate solely to transactions between the Company and its subsidiaries and only impact the Company's supplemental consolidating balance sheets and consolidating statements of cash flows specific to Note 17. They do not affect the Company's consolidated financial statements as of or for any period presented.

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The Company's consolidated financial statements as presented in its 2012 Form 10-K and February 28, 2013 Form 10-Q fairly present, in all material respects, the Company's consolidated financial position, consolidated results of operations and consolidated cash flows for all periods presented.

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The Company has concluded that the errors in Note 17 were not material to the Company's consolidated financial statements taken as a whole, and that there is not a substantial likelihood that a reasonable person would consider those errors to be important in the context of the Company's consolidated financial statements taken as a whole.

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The Company does not believe that it is probable that the correction of the errors in Note 17 would change or influence the judgment of a reasonable person relying on the Company's consolidated financial statements that were contained in the aforementioned filings.

In addition to evaluating the errors in Note 17 in relation to the Company's consolidated financial statements, the Company also evaluated the likely effect of those errors on holders or prospective holders of the Company's Senior Notes, for whose benefit separate supplemental information about the Parent entity, the subsidiaries which guarantee the Senior Notes (the Guarantor subsidiaries) and the subsidiaries which do not guarantee the Senior Notes (the Non-Guarantor subsidiaries) is included in the notes to the Company's consolidated financial statements. The Company determined that, because the Parent entity and the Guarantor subsidiaries are both obligated with regard to the Senior Notes, whether particular assets or items of earnings or cash flows inured to the Parent entity or the Guarantor subsidiaries should not be material to holders of, or potential investors in, the Company's Senior Notes.
The only change to the information in Note 17 that might be important to holders of the Senior Notes would be a change that shifts assets, earnings or cash flows from the Parent and Guarantor subsidiaries to the Non-Guarantor subsidiaries. Therefore, because the only significant changes to the cash flows for the Parent entity and the two groups of subsidiaries shifted cash flows from the Parent to the Guarantor subsidiaries, the Company does not believe the changes to the supplemental information in Note 17 would be material to a holder of, or potential investor in, the Company's Senior Notes.
The Company's conclusion that the errors in Note 17 were not material to the Company's financial statements taken as a whole, and would not be material to holders of, or potential investors in, the Company's Senior Notes, took into account, among other things, the qualitative factors listed below:

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The errors have no impact on the Company's consolidated balance sheet, statement of stockholders equity, statement of operations or statement of cash flows or on its consolidated operating, investing or financing activities for the periods presented or any other periods.

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The errors in the consolidating balance sheets included in Note 17 increased the combined total assets and stockholders' equity of the Parent and Guarantor entities as of November 30, 2012. Those are the entities that are obligated with regard to the Senior Notes. There were no cumulative shifts of total assets or stockholders' equity away from the combined Parent and Guarantor subsidiary entities to the Non-Guarantor entities as of either November 30, 2012 or February 28, 2013.

•	The errors in Note 17 did not affect the consolidating statement of operations for any periods presented in the Company's fiscal 2012 Form 10-K or its subsequent Form 10-Q.

•
The errors in the consolidating statements of cash flows included in Note 17 involved non-cash items. They had no impact on the cash component of cash flows of any of the Parent, the Guarantor subsidiaries or the Non-Guarantor subsidiaries for any of the periods presented in the Company's fiscal 2012 Form 10-K or the subsequent Form 10-Q, or for any other periods.

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The correction of the errors in the consolidating statements of cash flows included in Note 17 increased the combined cash flows from operating activities of the Parent and the Guarantor subsidiaries for all periods presented in the Company's fiscal 2012 Form 10-K or the subsequent Form 10-Q.

Based on our analysis, as summarized above, the Company has concluded that the errors in Note 17 to the consolidated financial statements and condensed consolidated financial statements are not material to the consolidated financial information contained in the Company's fiscal 2012 Form 10-K or the subsequent Form 10-Q, and would not be material to an investor or potential investor in our Senior Notes. Therefore, the Company does not intend to file a Form 8-K stating that its previous consolidated financial statements cannot be relied upon.
Comment No. 1 Continued

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Please tell us when you will file your amended and restated Form 10-K and Forms 10-Q. We remind you that when you file your amended Form 10-K and Forms 10-Q you should appropriately address the following:

o	An explanatory paragraph at the beginning of the document explaining why you are amending the document;

o	An explanatory paragraph in the reissued audit opinion;

o	Full compliance with paragraphs ASC 250-10-45-22 - 45-24 and 250-10-50-7 - 50-10;

o	Label the appropriate footnotes as restated;

o	Updated Item 9A disclosures in your Form 10-K and Item 4 disclosures in your Forms 10-Q should include the following:

▪	A discussion of the amendment and restated footnotes along with the facts and circumstances surrounding it;

▪
How the amendment and restated footnotes impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting;

▪	Changes to internal control over financial reporting; and

▪	Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future material deficiencies and misstatements of a similar nature.

o	Refer to Items 307 and 308 of Regulation S-K.

•	Updated reports from management and your independent auditors regarding your internal control over financial reporting.

•	Include all updated certifications that refer to the amended filings.
Response to Comment No. 1 Continued
There will be an explanatory paragraph at the beginning of the amended Form 10-K and at the beginning of the amended Form 10-Q explaining why the Company is amending the document. Because the Company believes the changes to Note 17 are not material with regard to its consolidated financial statements taken as a whole, the Company does not intend to change the disclosures in Item 9A of the amended Form 10-K or Item 4 of the amended Form 10-Q. Based on discussion with our auditor, we expect the report of the independent registered public accounting firm will be reissued and dual dated as a result of the revisions to Note 17. Also, an explanatory paragraph is not being added to the auditor's report based on the conclusion that the errors in Note 17 were not material to the Company's consolidated financial statements taken as a whole. The amended Form 10-K and Form 10-Q will include updated certifications by the Company's chief executive officer and its chief financial officer. The Company anticipates that the updated certifications will be identical to the certifications that were previously filed.
Although the Company believes the changes to Note 17 are not material with regard to its consolidated financial statements, the Company has initiated steps to ensure that there are no future errors in its consolidating financial information and that the consolidating financial information will be in all ways in accordance with applicable accounting guidance. Specifically, the Company has made more senior individuals responsible for the internal control procedures that are relevant to its reporting of intercompany transactions and increased the level of review and scrutiny relating to those procedures.
The Company will use its best efforts to amend at least its fiscal 2012 Form 10-K before it files its Form 10-Q for the period ended May 31, 2013. However, that Form 10-Q is due on July 10, 2013. If the Staff's comments regarding the amended Form 10-K have not been resolved prior to that date, the Company intends to file the May 31, 2013 Form 10-Q on the day on which it is due. That Form 10-Q will reflect the reclassifications and other changes to Note 17 that are being made in the amendment to the fiscal 2012 Form 10-K. Lastly, the amended filings will include all the items, as appropriate, described in the comment from the Staff.
Comment No. 2

We note your response to the 7th bullet of comment one in our letter dated June 14, 2013. Similar to separately presenting the payment of the dividend within financing activities for the Guarantor Subsidiaries, the return of investment in subsidiaries should be separately presented from the changes in intercompany receivables for the Parent. Please ensure that you appropriately reflect this transaction in the Parent column in the restated fiscal year 2011 condensed consolidating statement of cash flows included in the amended fiscal year 2012 Form 10-K.
Response to Comment No. 2
The Company will break out in the Parent column in the consolidating statement of cash flows included in Note 17 of the amended fiscal 2012 Form 10-K its 'return of' investment in subsidiaries and will present that separately from the changes in intercompany receivables.
If you would like to discuss any of the above responses to the Staff's comments or any matters relating to the Form 10-K or subsequent Form 10-Q, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LP at (212) 536-4029.
Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Era Anagnosti
Craig Slivka